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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                   RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

                    FOR THE THREE MONTHS ENDED MARCH 31, 2000

                                  FLAG LIMITED
             (Exact name of Registrant as specified in its charter)

                                   CEDAR HOUSE
                                 41 CEDAR AVENUE
                             HAMILTON HM12, BERMUDA
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

             Form 20-F   /X/                     Form 40-F   / /

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934

                  Yes   / /                             No   /X/

This report ("Quarterly Report") sets forth certain information regarding the financial condition and results of operations of FLAG Limited, a Bermuda company (the "Company"), for the fiscal quarter ended March 31, 2000. This Quarterly Report contains a review of the Company's unaudited financial information and analysis for the first quarter, as well as certain other information.

The following unaudited financial statements, in the opinion of the Company's management, reflect all adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented.

================================================================================

                                  FLAG LIMITED

                                    FORM 6-K

                                      INDEX

                                                                            PAGE

PART I   FINANCIAL INFORMATION ................................................1

ITEM 1:  FINANCIAL STATEMENTS..................................................1
         1.A  Consolidated Balance Sheets as of March 31, 2000 and
              December 31, 1999................................................1
         1.B  Consolidated Statements of Operations for the three months ended March 31, 2000 and 1999....................................2
         1.C  Consolidated Statement of Comprehensive Income for the
              three months ended March 31, 2000 and 1999.......................3
         1.D  Consolidated Statements of Cash Flows for the three months ended March 31, 2000 and 1999....................................4
         1.E  Notes to Consolidated Financial Statements.......................5

ITEM 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS.............................................6

PART II  ADDITIONAL INFORMATION...............................................10

ITEM 1:  LEGAL PROCEEDINGS....................................................10
ITEM 2:  CHANGES IN SECURITIES................................................10
ITEM 3:  DEFAULTS UPON SENIOR SECURITIES......................................10
ITEM 4:  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS..................10
ITEM 5:  OTHER INFORMATION....................................................10
ITEM 6:  EXHIBITS AND REPORTS FILED ON FORM 6-K...............................10

SIGNATURES....................................................................11

PART I
ITEM 1.A

                                  FLAG LIMITED

                          CONSOLIDATED BALANCE SHEETS
                   AS OF MARCH 31, 2000 AND DECEMBER 31, 1999
                      (EXPRESSED IN THOUSANDS OF DOLLARS)


                                                                       MARCH 31,    DECEMBER 31,
                                                                         2000          1999
                                                                     (UNAUDITED)     (AUDITED)
                                                                     -----------    ------------
ASSETS:
    Current assets:
       Cash                                                          $     1,823    $     1,213

       Accounts receivable, net of allowance for doubtful accounts
            of $5,831 (1999 - $6,827)                                     83,227         89,814

       Due from affiliates                                                    --            950

       Prepaid expenses and other assets                                   1,759          1,433
                                                                     -----------    -----------

                                                                          86,807         93,410

    Funds held by collateral trustee or in escrow                        136,944        134,066

    Capacity available for sale                                             --          774,366

    Capitalized financing costs, net of accumulated
       amortization of $3,636 (1999 - $3,142)                             12,766         10,708

    Fixed assets, net                                                  1,050,070        295,977
                                                                     -----------    -----------

                                                                     $ 1,286,586    $ 1,308,527
                                                                     ===========    ===========
LIABILITIES:
    Current liabilities:
       Accounts payable                                              $     6,570    $     4,980

       Accrued construction costs                                         50,067         52,411

       Accrued liabilities                                                12,141         27,409

       Income taxes payable                                                3,640          3,767

       Due to affiliate                                                    1,617          3,252

       Deferred revenue                                                   44,357         44,345
                                                                     -----------    -----------

                                                                         118,393        136,164

    8 1/4% senior notes, due 2008, net of unamortized
       discount of $4,582 (1999 - $4,878)                                425,418        425,270

    Other long-term debt                                                 150,000        190,000

    Deferred revenue and other                                           141,202        100,724

    Deferred taxes                                                         4,004          3,973
                                                                     -----------    -----------

                                                                         839,016        856,131
                                                                     -----------    -----------

SHAREHOLDERS' EQUITY:
    Class B common shares, $.0001 par value                                   64             64

    Additional paid-in capital                                           540,803        504,387

    Foreign currency translation adjustment                                 (653)          (680)

    Accumulated deficit                                                  (92,645)       (51,375)
                                                                     -----------    -----------

                                                                         447,570        452,396
                                                                     -----------    -----------

                                                                     $ 1,286,586    $ 1,308,527
                                                                     ===========    ===========

                                       1

PART I
ITEM 1.B

                                  FLAG LIMITED

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999
          (EXPRESSED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)



                                                  MARCH 31,        MARCH 31,
                                                    2000             1999
                                                (UNAUDITED)       (UNAUDITED)
                                                -------------    -------------
REVENUE                                                17,619           34,581

SALES AND OTHER OPERATING COSTS:
     Cost of capacity sold                               --              8,757
     Operations and maintenance (including
     non-cash compensation expense of $831,
     1999-nil)                                          8,073            7,268
     Sales and marketing (including non-cash
     compensation expense of $365, 1999-nil)            4,150            1,910
     General and administrative (including
     non-cash compensation expense of $1,631,
     1999-nil)                                          7,200            4,436
     Depreciation and amortisation                     19,715              332
                                                -------------    -------------
                                                       39,138           22,703

OPERATING (LOSS)/INCOME                               (21,519)          11,878

INTEREST EXPENSE                                       13,023           14,504
INTEREST INCOME                                         1,674            2,648
                                                -------------    -------------

(LOSS)/INCOME BEFORE INCOME TAXES               $     (32,868)   $          22

PROVISION FOR INCOME TAXES                                 93              257
                                                -------------    -------------

NET (LOSS)                                      $     (32,962)   $        (235)
                                                =============    =============


Basic and diluted loss per common share         $       (0.05)   $       (0.00)
Weighted average common shares outstanding        635,796,338      635,796,338

                                       2

PART I
ITEM 1.C

                                  FLAG LIMITED

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999
                        (EXPRESSED IN THOUSANDS OF DOLLARS)


                                                   MARCH 31,         MARCH 31,
                                                     2000             1999
                                                 (UNAUDITED)        (UNAUDITED)
                                                 -----------        ----------
NET LOSS                                          $(32,962)          $ (235)

Foreign currency translation adjustment               (109)             160
                                                   -------           -------

COMPREHENSIVE LOSS                                $(33,071)          $  (75)
                                                   =======           =======

PART I
ITEM 1.D

                                  FLAG LIMITED

                      CONSOLIDATED STATEMENT OF CASH FLOWS
               FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999
                       (EXPRESSED IN THOUSANDS OF DOLLARS)



                                                                                  MARCH 31,           MARCH 31,
                                                                                    2000                1999
                                                                                (UNAUDITED)          (UNAUDITED)
                                                                                -----------           ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                        (32,952)               (235)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
     Amortization of financing costs                                                  494                 411
     Provision of doubtful accounts                                                  (996)               --
     Accretion of discount on 8 1/4% senior notes                                     148                 148
     Non-cash stock compensation                                                    3,108                --
     Depreciation                                                                  19,715                 332
     Add (deduct) net changes in assets and liabilities:
         Accounts receivable                                                        7,583              28,498
         Due from affiliate                                                           950                --
         Prepaid expenses and other assets                                           (327)               (931)
         Capacity available for sale                                                 --                 9,281
         Accounts payable and accrued liabilities                                 (13,653)            (12,000)
         Income taxes payable                                                        (127)                244
         Due to affiliate                                                          (1,635)               (720)
         Deferred revenue and other                                                40,490             (22,316)
                                                                                  -------             -------
             Net cash provided by operating acitivities                            22,788               2,112
                                                                                  =======             =======

CASH FLOWS FROM FINANCING ACTIVITIES:
  Financing costs incurred                                                         (2,552)               --
  Capital contribution from FLAG Telecom Holdings Limited                          25,000                --
  Repayment of long-term debt                                                     (40,000)            (30,000)
  Decrease (increase) in funds hold by collateral trustee or in escrow             (2,878)             81,181
                                                                                  -------             -------
             Net cash provided by financing activities                            (20,430)             51,181
                                                                                  =======             =======

CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid for construction                                                       (2,344)            (54,454)
  Investment in Fixed Assets and Networks                                             609                (351)
                                                                                  -------             -------
             Net cash used in investing activities                                 (1,735)            (54,805)
                                                                                  =======             =======

NET INCREASE (DECREASE) IN CASH                                                       623              (1,512)
  Effect of foreign currency movements                                                (13)                (28)
CASH, beginning of period                                                           1,213               3,024
                                                                                  -------             -------
CASH, end of period                                                                 1,823               1,484
                                                                                  =======             =======

SUPPLEMENTAL INFORMATION ON NON-CASH
INVESTING ACTIVITIES:
  Cash (reimbursed) incurred for construction in progress                           2,344              54,454

SUPPLEMENTAL INFORMATION DISCLOSURE OF
CASH FLOW INFORMATION
  Interest paid                                                                   $21,251             $22,843
                                                                                  =======             =======
  Taxes paid                                                                      $   146             $    --
                                                                                  =======             =======
Interest-capitalised                                                              $    --             $    --
                                                                                  =======             =======

                                       4

PART I
ITEM 1.E

                                  FLAG LIMITED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                         AS OF MARCH 31, 2000 AND 1999
                      (EXPRESSED IN THOUSANDS OF DOLLARS)

1.       GENERAL

         The interim consolidated financial statements presented herein have been prepared on the basis of U.S. generally accepted accounting principles and include the accounts and balances of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation. In the opinion of management, the unaudited consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations for the quarters ended March 31, 2000 and 1999, the balance sheets as of March 31, 2000 and December 31, 1999, and the cash flows for the three month periods ended March 31, 2000 and March 31, 1999. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 1999. The results of operations for any interim period are not necessarily indicative of results for the full year.

2.       REVENUE RECOGNITION

         Capacity contracts are accounted for as leases. For contracts that satisfy sales type lease accounting, revenues are recognized upon the date the risks and rewards of ownership are transferred to the purchaser, which is the date the capacity is made available for activation and the customer becomes responsible for maintenance charges. As a result of the issue of Interpretation 43 "Real Estate Sales, an interpretation of FASB Statement No. 66", capacity contracts entered into after June 30, 1999 must satisfy the additional requirements for sales of real estate to qualify for sales type lease accounting.

         Capacity contracts that do not qualify for sales type lease accounting are accounted for as operating leases and revenue is recognized over the term of the lease. Until June 30, 1999 revenues from operating lease transactions were considered incidental and recorded as a reduction of the capacity available for sale.

3.       CAPACITY AVAILABLE FOR SALE

         Historically capacity available for sale has been recorded at the lower of cost or fair value less cost to sell and charged to cost of sales as capacity is sold. Until contracts were entered into that precluded sales type lease accounting for a particular segment, the cost of such segment remained in capacity available for sale.

         As a result of extending the range of products and services offered by FLAG Telecom, the greater part of future revenue is expected to arise under agreements that will be accounted for as operating leases or service contracts and will require the recognition of revenues over the relevant term of the agreements. The remaining cost of the FLAG Europe-Asia cable has therefore been reclassified from capacity available for sale to fixed assets in the first quarter of 2000. This cost will be depreciated over the remaining estimated economic life of the system.

4.       DEBT MODIFICATION

         Fees paid to the lender as a result of a credit facility amendment are offset against the modified debt instrument and amortised as an adjustment to interest expense over the remaining term of the modified debt instrument along with any existing unamortised premium or discount. Third party costs are expensed as incurred.

5.       CONTINGENCIES

         The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to it.

6.       NET INCOME PER COMMON SHARE

         Basic net income per common share is computed by dividing net income applicable to common shareholders by the weighted average number of common shares outstanding in the period. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares and common shares equivalents outstanding during the period.


7.       PENDING ACCOUNTING STANDARDS

         The Financial Accounting Standards Board has issued Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). Following the amendment made by SFAS No. 137, SFAS 133 is effective for periods beginning after June 15, 2000. Management is currently assessing the impact of the adoption of SFAS 133 on the Company's financial position and results of operations, which may be material.

PART I
ITEM 2

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

QUARTER ENDED MARCH 31, 2000 COMPARED WITH THE QUARTER ENDED MARCH 31, 1999

RESULTS OF OPERATIONS

REVENUES

Total revenue recognized by the Company during the quarter ended March 31, 2000, was $17.6 million compared to $34.6 million in total revenue for the quarter ended March 31, 1999.

Revenue recognized from capacity sales was $8.3 million for the quarter ended March 31, 2000 compared to $27.2 million during the quarter ended March 31, 1999. As a result of the issue of FASB Interpretation No. 43 with effect from July 1, 1999, certain sales of capacity may no longer be recognized as current revenue because they do not satisfy the requirements for sales-type lease accounting. Instead, revenues from these capacity sales are being deferred and amortized over the term of the contracts. Revenue for the quarter ended March 31, 2000 reflects this deferral of revenues. The change in the accounting treatment has no impact on cash flows.

As of March 31, 2000, the Company had entered into sales transactions with in excess of 90 international telecommunication carriers, compared to 82 as of March 31, 1999.

Revenue recognized from operations and maintenance was $9.3 million for the quarter ended March 31, 2000 compared to $7.4 million for the quarter ended March 31, 1999, reflecting the increased cumulative sales on the FLAG Europe-Asia cable system.

OPERATING EXPENSES

For the quarter ended March 31, 2000, the Company recorded $19.7 million in respect of depreciation compared to $9.1 million for depreciation and cost of capacity sold recorded in the quarter ended March 31, 1999. As a result of adoption of FASB Interpretation No. 43 discussed above has meant that the remaining capacity available for sale was reclassified to fixed assets on January 1, 2000 and is being depreciated over the remaining economic life of the network.

During the quarter ended March 31, 2000 the Company incurred $8.1 million in operations and maintenance costs compared to $7.3 million for the quarter ended March 31, 1999. Operations and maintenance costs relate primarily to the provision of standby maintenance under Maintenance Zone Agreements as well as salaries and overheads directly associated with operations and maintenance activities. The increase is primarily due to non-cash stock compensation costs.

During the quarter ended March 31, 2000, $4.2 million in sales and marketing costs were incurred compared to $1.9 million incurred during the quarter ended March 31, 1999. Sales and marketing costs are comprised of all sales and marketing activities that are directly undertaken by the Company. The increase in sales and marketing costs in the quarter ended March 31, 2000 over the quarter ended March 31, 1999 is due to the greater employment and related costs associated with the increased world-wide sales and marketing activity and non-cash stock compensation costs.

During the quarter ended March, 31, 2000, $7.2 million of general and administrative expenses were incurred compared to $4.4 million during the quarter ended March 31, 1999. Increases are primarily due to non-cash stock compensation costs incurred plus additional staff and office related costs.

Costs for the quarter ended March 31, 2000 include charges for non-cash stock compensation expense in respect of certain awards under our long term incentive plan. These charges are required under US accounting standards and are purely accounting charges having no effect on cash flows.

INTEREST EXPENSE AND INTEREST INCOME

Interest expense on borrowings decreased from $14.5 million for the quarter ended March 31, 1999 to $13.0 million for the quarter ended March 31, 2000. The decrease in interest expense of $1.5 million is primarily attributable to a reduction in the Company's long term debt from $190 million as at March 31, 1999 to $150 million as at March 31, 2000. See also "Liquidity and Capital Resources."

Interest income of $1.7 million was earned during the quarter ended March 31, 2000 compared to $2.6 million earned during the quarter ended March 31, 1999. Interest was earned on cash balances and short term investments held by the Collateral Trustee or in escrow arising from ongoing business operations.

PROVISION FOR TAXES

The provision for taxes was $0.1 million for the quarter ended March 31, 2000 compared to $0.3 million for the quarter ended March 31, 1999. The tax provisions for these periods consists of taxes on income derived from capacity sales and standby maintenance revenue from customers in certain jurisdictions along the FLAG Europe-Asia cable system where the Company is deemed to have a taxable presence or is otherwise subject to tax. As at the present time, no income, profit, capital or capital gains taxes are levied in Bermuda. In the event that such taxes are levied, the Company has received an undertaking from the Bermuda Government exempting it from all such taxes until March 28, 2016.

NET LOSS AND NET LOSS APPLICABLE TO COMMON SHAREHOLDERS

For the quarter ended March 31, 2000 the Company recorded a net loss of $(33.0) million compared to net loss of $(0.2) million for the quarter ended March 31, 1999. This is attributable primarily to reduced accounting revenue and increased depreciation costs caused by the adoption of FASB Interpretation No. 43 with effect from July 1, 1999.

Loss per common share was $(0.05) for the quarter ended March 31, 2000 compared to nil for the quarter ended March 31, 1999.

LIQUIDITY AND CAPITAL RESOURCES

On February 16, 2000, the Company amended its existing credit facilities to consist of a $150 million six-year term loan facility (all of which is outstanding) and a $10 million revolving credit facility (none of which is outstanding). Dresdner Kleinwort Benson and Barclays Capital acted as joint lead arrangers. These facilities bear interest at a rate of 225 basis points over LIBOR for the first six months and thereafter at a rate of between 150 and 250 basis points over LIBOR, depending on the credit rating of the 8 1/4% Senior Notes of the Company. The facilities are secured by a pledge of all of the capital stock of the Company and by assignment of the Company's contracts and a security interest in its bank accounts and intangible property. In connection with this amendment, the Company paid fees and expenses to the joint lead arrangers totalling approximately $3.5 million.

At the end of March 1998, the Company entered into two interest rate swap agreements to manage our exposure to interest rate fluctuations on the Company's credit facilities. Under the swap agreements, we pay a fixed rate of 5.6% on a notional amount of $60 million and a fixed rate of 5.79% on a notional amount of $100 million and the swap counterparty pays the floating rate based on LIBOR. One swap agreement terminated in January 2000 and the other swap agreement terminates in July 2000, unless extended for an additional six months at the option of the swap counterparty. Under the bank loan facility as now in effect, we are obligated to hedge interest rate risk to the extent of 50% of the outstanding principal amount of the loans for three years. We recognize the net cash amount received or paid on interest rate hedging instruments as an adjustment to interest cost on the related debt.

The Company believes that it will have no need for additional borrowing facilities. The Company intends to finance future operations through proceeds from the sale or lease of capacity, revenues from billings of standby maintenance charges, investment income on cash and investment balances, borrowings under the revolving credit facility, if any, and available funds in reserve account.

As of March 31, 2000 and December 31, 1999, the Company had working capital deficits of $31.6 million and $42.8 million respectively. The working capital deficit was primarily a result of the current accounts payable to the contractors which is classified as a current liability but for which the associated funds held in escrow are classified as a non-current asset and are hence excluded from the measure of working capital.

Total cash provided by operating activities and used in investing activities during the quarter ended March 31, 2000 was $22.8 million and $(1.7) million respectively. As of March 31, 2000, cash on deposit with the collateral trustee or in escrow had increased to $136.9 million from $134.1 million at December 31, 1999.

Total cash provided by operations and used in investing activities during the quarter ended March 31, 1999 was $2.1 million and $54.8 million respectively. These expenditures were funded from cash held by the Collateral Trustees or in escrow.

ASSETS

Our major asset is the remaining capital cost of the FLAG Europe-Asia cable system recorded in fixed assets totalling $1,049 million.

As a result of the application of FASB Interpretation No. 43, the costs of certain segments of the FLAG Europe-Asia cable were reclassified at July 1, 1999 and during the six months ended December 31, 1999 from capacity available for sale to fixed assets and are being depreciated over their remaining useful life.

As a result of extending our range of products and services, we expect the greater part of our future revenue will arise under agreements that will be accounted for as operating leases or service contracts and will require us to recognize revenues over the relevant term of the agreements. We have therefore reclassified the remaining cost of the FLAG Europe-Asia cable from capacity available for sale to fixed assets on January 1, 2000. This cost will be depreciated over the remaining estimated economic life of the system.

Our other fixed assets consist primarily of office furniture, leasehold improvements, computer equipment and motor vehicles totalling $1.0 million.


OTHER INFORMATION

The interpretation and application of FASB Interpretation No. 43 and also the accounting for sales of capacity are evolving within the telecom industry. A number of questions and issues are being taken to the accounting standard setting boards and different accounting treatments may ultimately be approved, which may change the timing and methods of the recognition of revenues and the related costs. We do not, however, anticipate any impact on our current accounting treatment or that there will be an impact on our cash flows.

                          SAFE HARBOR STATEMENT UNDER
              THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The statements included in this Quarterly Report regarding future financial performance and results and the other statements that are not historical facts are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements. Such statements reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive risks, uncertainties and contingencies, including, without limitation, the risks, uncertainties and contingencies described in registration statements, reports and other documents filed by the Company from time to time with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Accordingly, there can be no assurance that such statements will be realized. Such risks, uncertainties and contingencies could cause the Company's actual results for the quarter ended March 31, 2000 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. The Company makes no representation or warranty as to the accuracy or completeness of such statements contained in this Quarterly Report.

PART II
ITEM 1:  LEGAL PROCEEDINGS

The Company is involved in litigation from time to time in the ordinary course of business. In management's opinion, the litigation in which the Company is currently involved, individually and in the aggregate, is not material to it.

ITEM 2:  CHANGES IN SECURITIES

Not Applicable.

ITEM 3:  DEFAULTS UPON SENIOR SECURITIES

Not Applicable.

ITEM 4:  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At a meeting of the Company held on January 23, 2000, the sole shareholder of the Company approved (1) the Company's 1998 Financial Statements, (2) the appointment of Arthur Andersen & Co. as the Company's auditors until its next annual general meeting and (3) the setting of the size of its Board of Directors at three members and the appointment of Messrs. Best, Kawar and McCormack to serve as directors.

ITEM 5:  OTHER INFORMATION

On January 4, 2000, Bell Atlantic Network Systems Company exchanged the remaining 217,536,730 common shares of the Company held by Bell Atlantic for a like number of common shares in FLAG Telecom Holdings Limited, the parent holding company of the Company. As a result, the Company becomes a wholly owned subsidiary of FLAG Telecom Holdings Limited.

ITEM 6:  EXHIBITS AND REPORTS FILED ON FORM 6-K

Not Applicable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        FLAG LIMITED


                                        By: /s/ Mark Robinson
                                           -------------------------------------
                                           Mark Robinson
                                           CHIEF FINANCIAL OFFICER